Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Atlantic Power Corporation:

We consent to the incorporation by reference in the registration statements (No. 333‑172926 and No. 333-197940) on Form S-8 of Atlantic Power Corporation and subsidiaries (the “Company”) of our reports dated March 2, 2017, with respect to the consolidated balance sheets of the Company as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the financial statement schedules I and II in Item 15, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10‑K of the Company.

/s/ KPMG LLP

New York, New York

March 2, 2017